17190 Bernardo Center Drive
San Diego, California 92128

Tel: (858) 485.9840
Fax: (858) 485.9843

July 16, 2010

VIA EDGAR
William H. Demarest IV
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc. Form 10-K for the Fiscal Year ended December 31, 2009 Filed February 12, 2010 Proxy Statement on Schedule 14A Filed April 13, 2010 File No. 1-32261

Dear Mr. Demarest:

BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated July 8, 2010 regarding the above-referenced filings. We are responding to the Staff’s comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Factors Which May Influence Future Operations, page 33

1.	Your disclosure on page 34 indicates that you believe that it is possible that the fair-value of some of your properties have declined below their respective carrying values but that it would be unusual for undiscounted cash flows to be insufficient to recover the property’s carrying value. Please clarify to us whether you have determined that indicators of impairment exist for any of your properties and if so what specific testing for impairment you have performed, the date such testing was performed, and the results of that testing.

BioMed Response: On a quarterly basis, or as events or changes in circumstances dictate, the Company analyzes its long-lived assets for potential indicators of impairment in accordance with the guidance provided under paragraph 21 of ASC 360-10-35. The Company’s procedures include inquiries with the Company’s senior management regarding potential indicators of impairment, a review of current operating performance, and as applicable, a review of projected future undiscounted cash flows directly associated with and expected to arise as a direct result of the use and eventual disposition of the long-lived asset. The Company’s estimates of future undiscounted cash flows are developed based on assumptions of market conditions applicable to the specific property type and its location, and reflect, as appropriate, a probability-weighted approach in estimating alternative future undiscounted cash flows.

At December 31, 2009, the Company identified five properties that had demonstrated an operating or cash flow loss for a minimum of the prior six months or that were forecast to demonstrate continuing losses associated with the current use of the property (impairment indicator). Accordingly, the Company projected future undiscounted cash flows as of December 31, 2009 for each of the five properties utilizing the following assumptions:

1.	Lease rate (including annual rate increases, if any), lease-up period, expected lease term, free-rent period and any other inducements (if applicable) at the property based on recent trends in the local market and the Company’s historical experience with executed leases at the property or in the local market;

William H. Demarest IV
July 16, 2010

2.	Expected operating expense cash outflows and non-operating cash outflows at the property related to tenant improvements, landlord improvements and leasing commissions based on the recent trends in the local market, the current or expected condition of the property and the Company’s historical experience with executed leases at the property or in the local market;

3.	A terminal value in the tenth year utilizing a capitalization rate determined based upon the property type, the current condition of the property, its location, the expected net operating income for the tenth year, and the health and vitality of leasing within its market area;

4.	Utilization of a weighted-average analysis for multiple scenarios at properties that had either a significant amount of current vacancy or had been vacant for an extended period of time. The weighted-average method is based on a variety of factors including lease rates, lease-up periods, and lease terms. The Company typically uses a base case, best case and at least one worst case scenario for the weighted-average analysis to arrive at the most probable undiscounted future cash flow projection; and

5.	The Company also performs additional analysis to understand differences in actual cash flow results as compared to previously prepared cash flow projections for properties. The underlying causes of these differences are then taken into account when the Company prepares the future undiscounted cash flow projections for a property for the current quarter by adjusting any of the assumptions noted above.

The undiscounted future cash flow projections for each property were subsequently compared to the carrying value at December 31, 2009, with the Company noting in each case that the carrying value of each property was recoverable (the excess of the undiscounted projected cash flows over the carrying value of each property ranged from a low of 2.0%, or $5.6 million, over the carrying value to a high of 64.1%, or $7.0 million, over the carrying value). As a result, the Company determined that no impairment of long-lived assets existed as of and through December 31, 2009.

Item 8. Financial Statements and Supplementary Data, page 57

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 66

Allowance for Doubtful Accounts, page 72

2.	Tell us and include in future filings your accounting policy related to the allowance.

BioMed Response: The Company establishes an allowance for doubtful accounts for estimated losses relating to accounts receivable and straight-line rent balances utilizing the specific identification method once a balance is known to be uncollectible, or when the Company believes that there is substantial doubt regarding its collectability. The establishment of an allowance is reflected as a charge to earnings in the period in which the allowance is recorded, with the subsequent write-off of the accounts receivable balance recorded as a reduction of the allowance in the period in which the receivable is deemed to be no longer collectible.

In accordance with the Staff’s comment, the Company will include this more detailed description of its accounting policy related to the allowance, as noted above, in future filings.

Assets and Liabilities Measured at Fair-Value, page 72

3.	With reference to the penultimate paragraph on page 73, tell us the dollar amount of investments that are valued in part on Level 3 inputs but classified as Level 1. Further explain to us the basis for the conclusion that the impact of the use of the Level 3 inputs was not significant.

BioMed Response: The Company holds investments in equity securities of current or former tenants representing both publicly-traded and privately-held companies primarily involved in the life science industry. All investments are initially recorded at fair-value. Equity securities in publicly-traded companies are considered “available-for-sale”, with subsequent changes in the fair-value recorded in comprehensive income. Equity securities in privately-held companies are accounted for under the cost method and not subsequently adjusted to fair-value. The Company’s investments in equity securities are typically received as prepaid rent pursuant to the execution of a lease, or as additional consideration for a lease termination.

William H. Demarest IV
July 16, 2010

At December 31, 2009, the Company’s investments in equity securities of privately-held companies consisted solely of development-stage companies or companies experiencing significant financial difficulties at the time that the equity securities were issued. As a result, at the time of receipt, the investments were initially determined to have a de minimis fair-value. The determination that the equity securities had a de minimis fair-value upon receipt was the result of substantial doubt about the ability to realize value from the sale of such investments due to the illiquid or non-existent market for the securities and the ongoing financial difficulties of the company issuing those securities.

As a result, the Company’s investments in privately-held companies had no carrying value or fair-value at December 31, 2009. Although the valuation of the privately-held equity securities at each period was based upon the Company’s assumptions regarding fair-value, which would be classified as Level 3 within the fair-value hierarchy, these securities had no ascribed value as of December 31, 2009. In contrast, the valuation of the Company’s publicly-held investments at December 31, 2009 was based on Level 1 inputs, using observable market-based inputs, resulting in an ascribed fair-value of $898,000. Therefore, the Company determined that the use of Level 3 inputs at December 31, 2009 was not significant to the overall valuation of the Company’s equity investments.

Proxy Statement on Schedule 14A filed April 13, 2010

Executive Compensation and Other Information, page 14

4.	In your disclosure of director and executive compensation, you state that the fair value of stock awards has been computed in accordance with FASB 123R. Since the FASB Accounting Standards Codification became effective July 1, 2009, in future filings, please revise any references to accounting standards to reference the codification.

BioMed Response: In accordance with the Staff’s comment, the Company will revise its references to accounting standards in future filings to reference the FASB Accounting Standards Codification.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ ALAN D. GOLD
Alan D. Gold
Chairman and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc. Greg N. Lubushkin, BioMed Realty Trust, Inc. Jonathan P. Klassen, BioMed Realty Trust, Inc. Craig M. Garner, Latham & Watkins LLP